FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the interests of a Director and his Connected Persons in the Ordinary Shares of GlaxoSmithKline plc (Ordinary Shares) on 28 March 2013:

Sir Andrew Witty Connected person Connected person
The transfer of 505 Ordinary Shares from Sir Andrew's holding and the repurchase of 500 Ordinary Shares into an ISA at a price of 1538.582p and 1538.32p per share respectively.

The transfer of 170 Ordinary Shares from a bare trust and the repurchase of 165 Ordinary Shares into an ISA at a price of 1527.50p and 1546.17p per share respectively.

The transfer of 734 Ordinary Shares from a bare trust and the repurchase of 728 Ordinary Shares into an ISA at a price of 1539.082p and 1539.14p per share respectively.

The Company and the above mentioned persons were advised of these transactions on 28 March 2013.

This notification relates to transactions notified in accordance with Disclosure Rule 3.1.4R(1)(a) and (c).

V A Whyte
Company Secretary

28 March 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 28, 2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc